Exhibit 107

Calculation of Filing Fee Table

424(b)(5) & 424(b)(8)

American Tower Corporation

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation		Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price(1)	Fee Rate(2)	Amount of Registration Fee(2)

Fees to Be Paid	Debt	5.800% Senior Notes due 2028	457	(r)	$750,000,000	99.828%	$748,710,000	$147.60 per $1 million	$110,509.60

Fees to Be Paid	Debt	5.900% Senior Notes due 2033	457	(r)	$750,000,000	99.649%	$747,367,500	$147.60 per $1 million	$110,311.44

(1)

The maximum aggregate offering price of the offering related to the prospectus supplement dated September 12, 2023 to the prospectus dated June 1, 2022, referenced in the filing to which this Exhibit 107 is attached, is $1,496,077,500.

(2)	As adjusted to reflect fee rate effective October 1, 2023.